Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2019 to 30 April 2019 was about RMB294.9 billion (unaudited).

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 14 May 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie